May 10, 2007
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	WCA Waste Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 0-50808
Dear Mr. Decker:
     In this letter, we have set forth the responses of WCA Waste Corporation (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker
May 10, 2007

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
General
Comment 1
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.
Response:
We acknowledge the Staff’s position and will include the additional disclosures or other revisions as requested by the Staff to our current filings, including our Quarterly Report on Form 10-Q for the period ending March 31, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
2006 Business Performance, page 32
Comment 2
Please discuss net income available to common stockholders whenever you discuss EBITDA. Otherwise, you are showing a preference for a non-GAAP measure over a GAAP measure. Please revise your disclosure accordingly.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings so that net income available to common stockholders will be disclosed immediately following the EBITDA disclosure (e.g. “EBITDA for the [year] [quarter] was $           million, an increase of           % over the comparable period in 20          . Net income available to common stockholders for the [year][quarter]was $           million compared to $           million for the comparable period in 20          .”)
Comment 3
You indicate that your “adjusted operating profit margins” were 15.7% in 2006, 15.0% in 2005 and 12.9% in 2004. If you intend to continue to disclose this non-GAAP financial measure in your filing, you should also include the following:
•	a presentation, with equal or greater prominence, of the most directly comparable GAAP measure;

Mr. Rufus Decker
May 10, 2007

•	reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP measure and the most directly comparable GAAP measure;

•	statement disclosing the reasons why the presentation of the non-GAAP financial measure provides useful information to investors; and

•	a statement disclosing how management uses the non-GAAP financial measure.
Otherwise, please delete this non-GAAP measure from your filing. Please revise your MD&A accordingly. Please refer to Item 10(e)(1)(i) of Regulation S-K.
Response:
Please note that the Company acknowledges the Staff’s comment. The Company presently does not intend to disclose this non-GAAP financial measure in future filings. If, for some reason, the Company does include such non-GAAP disclosure related to “adjusted operating profit margins” in future filings, we will include the prescribed presentation, reconciliation and statements enumerated above.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 37
Comment 4
You indicate that increases in labor, insurance, fuel, disposal, repairs and maintenance costs accounted for the majority of the increased cost of services mainly as a result of acquisitions since October 2005. However, you do not quantify the impact of each of these factors contributing to the fluctuation. Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item, if material. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management. Please refer to Item 303 of Regulation S-K, Financial Reporting Codification Section 501.4 and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.
Response:
While we wish to provide investors with sufficient relevant information, we cannot separately quantify the impact on each line item by each acquisition. With virtually every acquisition, we add personnel, expand our insurance coverage as to property and assets, add trucks and equipment that use fuel and require repairs and maintenance, and we also increase our disposal costs for every customer we add. But as we have disclosed in our filings, we begin the process of integrating our acquisitions immediately in order to bring operations of the acquired companies to our standards, to capture any synergies, and to make their waste disposal and other revenue generating activities part of our own operations. Our integration efforts directly affect the individual line items. Therefore, it

Mr. Rufus Decker
May 10, 2007

is not feasible to separately quantify the impact of changes related to our acquisitions and other intrinsic changes with any degree of precision due to the number of acquisitions and the difficulty in segregating acquired/integrated operations from existing operations. Separate line item disclosure of such factors involves a high degree of judgment, if not speculation, and could potentially be misleading to investors. We do not monitor or maintain any system for quantifying and tracking such items on an acquisition-by-acquisition basis. Rather, we track overall market performance after the acquisition to ensure that we are maintaining, if not improving, our margins and we consider both financial and non-financial information in evaluating the trends in its operation location and are therefore able to identify the types of costs that changed in its operations. We also know what our cost structure was at the beginning and end of a year and can determine that, had no acquisitions been made during the year (or prior years, since the impact of acquisition activity generally extends more than one year), the annual inflationary increases for such items might account for a small portion of the increases we have observed, so that the remainder of such increases would be roughly attributable to the effects of our acquisition activity. That is the judgment that is reflected in our current disclosure. Thus, our disclosure gives investors a management level view of the trends in our operating cost structure.
Moreover, we note that most of our acquisitions do not require disclosure of financial information for such acquisitions because they are not material. Since many of the smaller acquisitions are integrated into our cost structure in fairly short periods of time, quantifying the impact of each of the factors related to the Company’s smaller acquisitions, which may have been integrated into existing operations, would require us to create separate financial statements for each of our acquisitions, which would not reflect the financial trends after the acquisition.
Financial Statements
(7) Long-term Debt, page 79
Comment 5
Since your 9.25% Senior Notes Due 2014 are registered under the Securities Act of 1933, please provide the following:
•	List your 9.25% Senior Note Due 2014 on the cover of your Form 10-K as a registered security;

•	Disclose in a footnote whether (1) each of your subsidiary guarantors is 100% owned by the parent company issuer (2) the guarantees are full and unconditional and (3) the guarantees are joint and several. See Rule 3-10(f)(1) through (3) of Regulation S-X; and

Mr. Rufus Decker
May 10, 2007

•	Include either (a) consolidating financial statements required by Rule 3-10(f)(4) of Regulation S-X or (b) footnote disclosure outlined in Note 1 to paragraph (f) along with disclosures required by paragraphs (i)(9) and (i)10 of Rule 3-10 of Regulation S-X.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending March 31, 2007 as follows:
•	On the cover of our future Form 10-K filings, we will include our 9.25% Senior Notes Due 2014 as a registered security;

•	The Company will include the following footnote to Note 7, Long-Term Debt to address bullet points (2) and (3) above:
“As of December 31, 2006, each of our subsidiary guarantors of the 9.25% Senior Notes due 2014 is 100% owned by the Company and the guarantees are full and unconditional, joint and several, on a senior unsecured basis by all of our current and future domestic restricted subsidiaries.
(9) Stockholders’ Equity, page 81
Preferred Stock, page 81
Comment 6
On page 42, you indicate that the holder can convert into common stock at any time at a conversion price of $9.60 per share, with conversion being calculated by taking the stated value (initially $100.00 per share) plus any amounts added to the stated value by way of dividends, then dividing by $9.60 to produce the number of shares of common stock issuable. Please disclose your accounting policy for assessing beneficial conversion features on (a) the original convertible preferred stock issued and (b) convertible paid-in-kind dividends, including when the commitment date occurs and the circumstances that would result in a beneficial conversion feature being recorded. See paragraphs 30 and 31 of EITF 00-27.
Response:
In connection with the issuance of the Series A Convertible Preferred Stock (the “Preferred Stock”), the Company considered the guidance of EITF Issues 98-5 and 00-27 in evaluating whether there was any beneficial conversion feature under the terms of the Preferred Stock. This evaluation considered the stated conversion terms, the stated value

Mr. Rufus Decker
May 10, 2007

of the original convertible preferred stock issued, the paid-in-kind dividends, and the common stock that would be issued upon conversion of these securities and the fair value of the Company’s common stock at the date of issuance. The issuance date would be considered to be the commitment date for both the original convertible preferred stock and the paid-in-kind dividends for the initial five-year period, as those dividends are required to be paid-in-kind. This evaluation indicates that there would be no beneficial conversion feature associated with the Preferred Stock issuance. We will clarify the disclosure in future filings by adding the following statement in our footnotes:
“The original issuance date for the preferred stock is the commitment date for both the preferred stock and the initial five years worth of dividends as the payment of the dividends through in-kind payments is non-discretionary for that initial five-year period. Based on the fair value of the Company’s underlying common stock on the issuance date and the stated conversion date, there was no beneficial conversion feature associated with the issuance of the preferred stock.”
Comment 7
In light of the fact that Ares can elect to treat any fundamental transaction as a deemed liquidation event and receive its liquidation preference, as indicated on page 43, please tell us how you considered the guidance in EITF Topic D-98 and ASR 268 in concluding that your series A preferred stock qualified for permanent equity treatment, as opposed to temporary equity treatment. In doing so, please explain separately for each deemed liquidation event how that event is within the company’s control under all circumstances.
Response:
The Company is required to pay semi-annual payable-in-kind dividends on the Preferred Stock. Specifically, for the first five years after issuance accrued dividends are added to the Stated Value. (After five years, the Company has the option of paying the dividends on the Preferred Stock in cash). As noted in our prior disclosures, Ares can elect to treat any Fundamental Transaction (as defined) as a Liquidation Event; however such event does not provide Ares the right to require the redemption of the preferred shares at the Stated Value for cash. On the occurrence of such a Fundamental Transaction, Ares would be granted a preference, including the acceleration of the initial five years worth of dividends, in any future distributions the Company proposes to make to equity shareholders. However, if no distributions were being made to common shareholders, the Company would not be required to redeem all of the outstanding preferred shares and dividends. For example, if a Fundamental Transaction occurred, and in connection with that transaction the Company borrowed additional funds and/or sold-off a portion of the assets of the Company with the intent to then distribute those proceeds to common shareholders through an event such as a dividend declaration or stock buy-back arrangement, the Company would be required to redeem all of the outstanding preferred shares, including paid-in-kind dividends, prior to any such distribution. Thus, the preferred shares bear a traditional liquidation preference. So, while the events that would

Mr. Rufus Decker
May 10, 2007

be deemed to be Fundamental Transactions may not under all circumstances be within the Company’s control, the occurrence of any such transaction does not require the Company to redeem the preferred shares or to make any payment to the preferred shareholders. Those redemptions would only be required if, after the occurrence of a Fundamental Transaction, the Company elected (i.e., an event solely under the Company’s control) to make any other distribution to the common shareholders. As such, the Company does not believe that the provisions of EITF Topic D-98 and ASR 268 apply to this scenario.
Also, Paragraph 5 of EITF Issue D-98 notes that “ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity.” Therefore, in the event that the Company did liquidate with payments to be made to all equity holders, to the extent there are sufficient funds to distribute, and redeemed the Series A Preferred Stock following such a Fundamental Transaction, such provision would not cause the Series A Preferred Stock to be considered temporary equity.
In addition, the Series A Preferred Stock agreements note that if the consideration to be paid to the common shareholders is not to be paid in cash, but rather in securities, the Company has the option to either pay the Holders in cash or the same securities that are being distributed to the common stockholders based on certain criteria. These provisions further indicate that the cash redemption of the Preferred Stock would be within the control of the Company, and therefore would not meet the provisions within EITF Issue D-98 and ASR 268 to be considered to be other than permanent equity.
(12) Segment Reporting, page 85
Comment 8
Please disclose in a footnote, the types of amounts included in the corporate column for the EBIT and total assets line items for all periods presented. Refer to paragraphs 31 and 32 of SFAS 131. Please also discuss in MD&A, with quantification, the business reasons for changes between periods in the revenues and EBIT of each geographical segment.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending March 31, 2007. For example, the footnote disclosure in our future filings related to the corporate EBIT and total assets would appear as follows:
“Corporate EBIT reflects the costs incurred for various centralized support services. These services include, among other things, payroll processing, treasury including receivables and payables processing, legal, accounting, information technology, tax,

Mr. Rufus Decker
May 10, 2007

insurance, and other administrative functions. Total Assets for Corporate includes cash, certain permitted but unopened landfills and corporate airplane.”
With regard to MD&A, we have not historically detailed each market segment because of the impact of acquisitions in affecting the comparability. As indicated above, following an acquisition, we generally do not have separate financial information available specific to the new acquisition. The results of the acquired businesses are integrated into our operations and the specific changes within the regions are not readily evident. Moreover, in addition to the impact of the acquisition itself, market forces continue to affect the newly acquired businesses. As such, other than the pro-forma adjustments for the addition/elimination of certain expenses directly resulting from the transaction, the company cannot quantify the impact of an acquisition with a degree of precision necessary related to an individual market segment.
(13) Commitments and Contingencies, page 86
(d) Legal Proceedings, page 87
Comment 9
You indicate that you believe that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on your consolidated financial position, results of operations or cash flows. If true, please revise future filings to clarify that material additional losses related to legal matters are not reasonably possible. If not, please revise your discussion in future filings to include each of the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5:Y.
Response:
In our future filings, we will determine whether to disclose or accrue for losses based on an assessment of whether the risk of loss is remote, reasonably possible or probable and whether it can be reasonably estimated.
(e) Other Potential Proceedings, page 87
Comment 10
Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to general liability, workers’ compensation and automobile liability.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings as follows:

Mr. Rufus Decker
May 10, 2007

“Our excess loss limits related to our self-insured portion of general liability, workers’ compensation and automobile liability are $100,000, $250,000 and $250,000, respectively.”
Item 9A, Controls and Procedures, page 90
Comment 11
We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “were effective as of December 31, 2006 in ensuring that the information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commissions rules and forms.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending March 31, 2007 as follows:
“We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 in ensuring that the information required to be disclosed by us (including our consolidated subsidiaries) in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commissions rules and forms; and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”
Comment 12
You indicate that there has been no change in your internal control over financial reporting that occurred during your last fiscal quarter ended December 31, 2006, identified in connection with

Mr. Rufus Decker
May 10, 2007

your evaluation of the effectiveness of your disclosure controls and procedures. Please revise and confirm that there were no changes in your internal control over financial that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.
Response:
We acknowledge the Staff’s comment and will revise our disclosure in future filings, including our Quarterly Report on Form 10-Q for the period ending March 31, 2007 as follows:
“Based on an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change in our internal control over financial reporting that occurred during our last fiscal quarter ended December 31, 2006, that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.”
          Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 292-2400.

Regards,
/s/ Charles A. Casalinova
Charles A. Casalinova
Chief Financial Officer

cc:	Kevin Mitchell (WCA Waste Corporation)
Andrew Haywood (KPMG)
Jeff Dodd (Andrews Kurth LLP)